Christopher S. Auguste
Phone  212-715-9265
Fax  212-715-8277
cauguste@KRAMERLEVIN.com

October 7, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Jan Woo
United States Securities and Exchange Commission
New York Regional Office
3 World Financial Center, Suite 400
New York, NY 10281-1022

Re:           Function(x) Inc.
Registration Statement on Form S-1
Filed May 25, 2011
File No. 333-174481

Dear Ms. Woo:

Reference is made to the letter dated June 21, 2011 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or, the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  Please note that the Company has included in Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed via EDGAR simultaneously with this letter, the revisions described below.  We are also sending courtesy copies of this letter and Amendment No.1 to you by Federal Express.

1.           We note that you have included the closing price of the common stock on the Pink Sheets Electronic Quotation Service on the prospectus cover page, but have not included a fixed offering price of the securities as required by Item 501(b)(3) of Regulation S-K and Schedule A. This appears to be the functional equivalent of an initial public offering by the company after deregistering your securities in 2004. For initial public offerings that are to be conducted by selling shareholders, we will not object to reliance upon Rule 415(a)(1)(i) and a plan to distribute at a fluctuating market price after admission of your shares to the OTCBB or an exchange, if you state a fixed offering price that will be applicable prior to such admission. Please revise accordingly.

In response to the Staff’s comment, the Company has included in Amendment No. 1 a fixed offering price of the securities as required by Item 501(b)(3) of Regulation S-K and Schedule A.

2.           Please disclose on the cover page the amount of the total voting power currently held by current affiliates and insiders of the company, including Robert F.X. Sillerman, your Executive Chairman and Director. This appears to be key information regarding the corporate control of your company that should be disclosed prominently.

In response to the Staff’s comment, the Company has included the requested information on the cover page of Amendment No. 1.

3.           You state in the prospectus summary and throughout the prospectus that you are not disclosing any details about your product for competitive reasons and because this product has not reached the stage of a specific plan for its commercial adaption. Please be advised that a description of the principal products or services and their markets is required to be disclosed under Item 101(h) of Regulation S-K. Given that the company intends to focus its new business on digital and mobile technology using this product, revise your filing to provide a robust discussion of the product, its stage of development, the funds necessary to complete development, the market for the product, and any other material factors impacting the development and marketability of the product. Further, consider adding a risk factor regarding the developmental stage of your product and the impact it will have on your proposed business and financial condition if it is not ready for commercial adaptation.

In response to the Staff’s comment, the Company has included the requested Information on pages 1, 12 and 26 of Amendment No. 1.

4.           Please review the risk factors to ensure that each risk factor subheading clearly conveys a detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that you do not intend to declare dividends on your common stock and that you are controlled by current insiders and affiliates of the company. Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

In response to the Staff’s comment, the Company has revised the risk factors beginning on page 5 of Amendment No. 1.

5.           We note that some of your executive officers and directors are involved in other business activities. In this regard, it appears that Robert F.X. Sillerman and Mitchell Nelson serve in executive roles at Circle Entertainment, Inc. Please add a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

In response to the Staff’s comment, the Company has included the requested risk factor on page 7 of Amendment No. 1.

6.           We note your response in your letter dated March 4, 2010 that you voluntarily filed your Form 10-K for the fiscal year ended December 31, 2010 based on a contractual obligation. Given that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In addition, revise your statement on page 32 that suggests that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

In response to the Staff’s comment, the Company has included the requested risk factor on page 9 of Amendment No. 1 and has revised our statement that suggests we would be required to file proxy statements and be subject to Section 14 of the Exchange Act.

7.           Please revise to include the number of holders of each class of common stock of the company as of the latest practicable date. See Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested information on page 11 of Amendment No. 1.

8.           You disclose that the company is unlikely to generate significant revenue or earnings in the immediate of foreseeable future. Please amend your filing to clarify how you expect to meet your short and long-term cash requirements for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please expand your disclosure to address the following:

•	State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.
•	Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.
•	Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

In response to the Staff’s comment, the Company has disclosed on pages 16, 36 and 41 of Amendment No. 1 that on August 25, 2011, the Company completed the placement of 14,000,000 units (the “Units”), each Unit consisting of (i) one (1) share of common stock, $0.001 par value per share of the Company and (ii) one (1) detachable three (3) year warrant to purchase one (1) share of common stock of the Company with an exercise price of $4.00 per warrant share, at a purchase price of $2.50 per Unit, for an aggregate purchase price of $35.0 million to accredited and institutional investors.  The proceeds of the offering, less expenses, are to be used for general corporate purposes, including marketing and product development.  The Company believes that the net proceeds from the private placement should be sufficient to meet its liquidity needs for the next fiscal year, including the funding requirements of the Company to implement its business plan as well as the costs associated with becoming a publicly reporting company.

9.           Please revise to disclose the dates during which Chris Stephenson and Gregory Consiglio worked in their previous organizations. See Item 401 (e) of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested information on page 25 of Amendment No. 1.  The Company has removed the disclosure concerning Gregory Consiglio from Amendment No. 1 as Mr. Consiglio is not a named executive officer as such term is defined in Item 402(m) of Regulation S-K.

10.           For each director, disclose when the director was elected or appointed to the board of directors, the term of the director, and the specific “experience, qualifications, attributes or skills” that led the company to conclude that the individual should serve as a director. See Item 401(a) and (e) of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested information in the section entitled “Management” beginning on page 22 of Amendment No. 1.

11.           Please provide the information required by Item 407(e)(4) under the caption “Compensation Committee Interlocks and Insider Participation” as of the last completed fiscal year.

Item 407(g) of Regulation S-K provides that a registrant that qualifies as a “smaller reporting company” is not required to provide the disclosure required by paragraphs 401(e)(4) and 401(e)(5).  The Company is not providing the Item 407(e)(4) disclosure under “Compensation Committee Interlocks and Insider Participation” because it is a smaller reporting company as defined by §229.10(f)(1).

12.           You state that none of the selling shareholders has held a position as an officer or director of the company within the past three years. We note from your previous filings that Jack L. Howard served as the company’s Chairman of the Board and Chief Executive Officer and Ronald W. Hayes served as a director of the company during the fiscal year ended December 31, 2010. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 37 of Amendment No. 1 to include the requested information.

13.           You state that the table on page 28 sets forth information regarding the beneficial ownership of your common stock as of May 24, 2011: (i) by each person who beneficially owns more than 5% of the company’s common stock; (ii) each of your named executive officers and directors; and (iii) all of your executive officers and directors as a group. However, the chart does not appear to include all of this information required by Item 403 of Regulation S-K. Specifically, it does not include Adage Capital Partners L.P. that owns approximately 10% of your outstanding shares nor does the chart separately list each executive officer and director. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1 to include the requested information.

14.           Please add disclosure regarding the provisions in your bylaws and Certificate of Incorporation governing the election of directors. We note that Article I, Section G of your bylaws dated as of June 26, 1996 requires a plurality vote of the shareholders for the  election of directors, rather than a majority of the votes of the holders of common stock that is generally required to take corporate action. To the extent that you have amended or updated the bylaws since 1996, please file it as an exhibit pursuant to Item 601(b)(3)((ii) of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested information on page 31 of Amendment No. 1.

15.           Revise to include the date that the report of your independent registered public accounting firm was issued pursuant to Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the requested information.

16.           Pursuant to Section 2(a)(7) of the Sarbanes Oxley Act and PCAOB Rule 1001, Function (X) is considered the issuer of this registration statement and as such the company’s financial statements must be audited pursuant to the standards of the Public Company Accounting Oversight Board (United States). Revise to include financial statements audited in accordance with PCAOB Standards and ensure that your Independent Auditor’s Report refers to such Standards. We refer you to paragraph 3 of Auditing Standard No. 1, SEC Release No. 34-49708 and Article 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company has included financial statements audited in accordance with PCAOB Standards and the Company’s auditor’s report refers to such Standards.

17.           For each sale of unregistered securities within the past three years, other than the 13,232,597 shares of common stock issued to an institutional investor on February 16, 2011, please provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-1 and II-2 of Amendment No. 1.

18.           Please tell us what consideration you have given to filing the promissory notes with Robert F.X. Sillerman and Mitchell Nelson, subscription agreements and other documents related to the private placement of securities to your selling shareholders (other than with KPLB LLC which was filed as Exhibit 4.4), and the Shared Services Agreement with Circle Entertainment Inc.

After consideration and in response to the Staff’s comment, the Company has included the requested information as Exhibits 10.8 and 10.9 to Amendment No. 1.

19.           Please file the company’s Articles of Incorporation pursuant to Item 601(b)(3)(i) of Regulation S-K. We note that you have only incorporated by reference the Certificate of Amendment to the Certificate of Incorporation as Exhibit 3.1.

In response to the Staff’s comment, the Company has included the requested information as Exhibit 3.3 to Amendment No. 1.

20.           Please update the legal opinion. It appears that the opinion is dated March 25, 2011.

In response to the Staff’s comment, the Company has updated the legal opinion, which is attached as Exhibit 5.1 to Amendment No. 1.

21.           We note that the resale registration statement relates to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

In response to the Staff’s comment, the Company has updated the legal opinion, which is attached as Exhibit 5.1 to Amendment No. 1.

22.           The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the company as to various questions of fact material to the opinion. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

In response to the Staff’s comment, the Company has updated the legal opinion, which is attached as Exhibit 5.1 to Amendment No. 1.

23.           The signature page does not indicate the officers who are signing as the company’s chief financial officer and controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

In response to the Staff’s comment, the Company has updated the signature page to Amendment No. 1.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

/s/ Christopher S. Auguste
Christopher S. Auguste

CSA:cr
cc:  Mitchell J. Nelson (w. encl.)